Via Facsimile and U.S. Mail
Mail Stop 0610   February 3, 2009

Mr. Daniel M. Junius
President and Chief Executive Officer
ImmunoGen, Inc.
830 Winter Street
Waltham, Massachusetts 02451

Re: ImmunoGen, Inc.
        Form 10-K for the fiscal year ended June 30, 2008
        File No. 000-17999

Dear Mr. Junius:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment asks you to revise disclosure, the information you provide
should show us what the revised disclosure will look like and identify the annual or
quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, please explain the reason in your response.
After reviewing the information provided, we may raise additional comments and/or
request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outlicenses and Collaborations, page 10

1. Please file your agreements with Amgen and Centocor. Alternatively, provide us
    with an analysis supporting your determination that you are not required to file
    these agreements.

2. Please revise the discussion of the Amgen agreement to quantify the aggregate
    amount of potential milestone payments.

Other Agreements, page 14

3. We note the agreements with Cytovance Biologics and Laureate Pharma are
    described in this section and in the notes to the financial statements, however
    these agreements have not been filed as exhibits. Please disclose the total
    amounts payable under these agreements. Additionally, please provide us with an
    analysis supporting your determination that the agreements are not required to be
    filed as exhibits pursuant to Item 601 (b)(10) of Regulation S-K.

Patents, Trademarks and Trade Secrets, page 15

4. Please discuss your material patents or groups of related patents. The discussion
    should identify the jurisdiction(s) where you have obtained patent protection,
    identify the product(s), product candidates(s) or technology that are dependent on
    the patent(s), disclose when the patent(s) expires, and disclose whether you hold
    or license the patent(s).

Item 11. Executive Compensation

5. We note the discussion under the section of your proxy statement entitled
    "Annual Executive Bonus Program." Please provide us with more information
    concerning the performance criteria and target levels for fiscal year 2008
    executive compensation in connection with (a) the company performance
    objectives and goals and (b) the objectives and goals relating to the functional
    area and individual performance of each particular executive officer. Please
    explain how the company and individual goals determine each officer's annual
    bonus.

6. Please identify the specific qualitative or quantitative target that each corporate
    and individual goal was designed to achieve, and state whether these targets were
    achieved. To the extent you believe disclosure of these targets is not required
    because it would cause competitive harm, provide us on a supplemental basis a
    comprehensive analysis supporting your determination that disclosure of the
    information is likely to cause competitive harm and that it is not material to
    investors. If disclosure of the performance-related factors would cause
    competitive harm, please discuss further how difficult it would be for the named
    executive officer or how likely it will be for you to achieve the target levels or
    other factors.

* * * * *

    Please provide us the information requested within 10 business days of the date
of this letter or tell us when you will provide a response prior to the expiration of the 10-
day period. Please furnish a letter with your responses that keys your responses to our
comments. Detailed cover letters greatly facilitate our review. You should furnish the
letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director